Gold Hill Resources, Inc.

June 12, 2013

VIA EDGAR AND FACSIMILE

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3320

Re: Gold Hill Resources, Inc.

Form 8-K

Filed June 6, 2013

File No. 000-53627

Dear Ms. Ransom:

This letter is in response to the Securities and Exchange Commission’s comment letter dated June 11, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K dated May 31, 2013.

1. We note your disclosure under Item 5.06 that you are not a shell company. However, it appears that you continue to be a shell company as defined in Exchange Act Rule 12b-2, because you are a development stage company with no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations (including no revenues or agreements with customers, suppliers, or manufacturers). Please amend your Form 8-K to disclose that you are a shell company. Alternatively, please supplementally provide us with a detailed analysis explaining why you are not a shell company and when you ceased to be a shell company. Please note that if your intention was to report a change in shell company status that you believe will occur upon the completion of your merger with Accurate, you should amend the above-referenced Form 8-K to disclose that you are a shell company, and supplementally confirm to us that you will disclose the change in shell company status under Item 5.06, if applicable, in the Form 8-K that you will be required to file upon the completion of such merger under Item 2.01.

We agree with your comment and will be filing a form 8-K/A stating the following

Section 5.06 - Change in Shell Company Status.

The Registrant filed a Current Report on Form 8-K dated May 31, 2013, stating it has ceased being a shell company as defined in Rule 12b-2. This Form 8-K/A amends this statement. The Registrant is currently a shell company. The Registrant believes that it will no longer be a shell company upon the completion of the merger.

Upon completion of such merger under Item 2.01 the company will disclose the change in shell status under Item 5.06.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of June 11, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Gold Hill Resources, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen

CFO

ACKNOWLEDGEMENT

Gold Hill Resources, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  June 12, 2013                                                             W270, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen, Chief Financial Officer